AccuPoll
   The clear choice




                                                              February 24, 2006

VIA ELECTRONIC SUBMISSION
-------------------------
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  Re:      AccuPoll Holding Corp.
                           Registration Statement on Form S-1
                           File No. 333-122425

Dear Sir or Madam:

         Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, as amended, AccuPoll Holding Corp. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-1 (Registration No. 333-122425), together with all amendments thereof and exhibits thereto (the "Registration Statement"). As more completely described in the Company's Form 8-K filed with the Commission on February 23, 2006, the Company does not have the financial resources to complete the Commission's review process in order for the Registration Statement to become effective. No securities were sold in connection with the offering pursuant to the Registration Statement.

         Questions concerning this application for withdrawal may be directed to the Company's legal counsel, Gregory Sichenzia of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

         Thank you for your assistance in this matter.

                                   Sincerely,

                                      ACCUPOLL HOLDING CORP.


                                      By:  /s/ Dennis Vadura
                                          -------------------------------------
                                          Dennis Vadura
                                          Chief Reorganization Officer